UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2002

Lawrence R. Wiseman
Blank Rome Comisky & McCauley LLP
One Logan Square
Philadelphia, Pennsylvania 19103-6998

Re: Commerce Bancorp, Inc.
Incoming letter dated January 4, 2002

Dear Mr. Wiseman:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to Commerce by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas J. Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887

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RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN -8 PM 12: 26

January 4, 2002

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Carpenters Combined Benefits Funds of Massachusetts. Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Commerce Bancorp, Inc. (Commission File #1-12069) ("Commerce"), to omit from its proxy statement and form of proxy for Commerce's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") the shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Carpenters Combined Benefits Funds of Massachusetts (the "Proponent"). The Proposal requests that Commerce's Board of Directors adopt a policy requiring that the Board Compensation Committee be composed entirely of 'independent' directors. The Proposal includes a seven-prong definition for determining who is considered an "independent director." The Proposal and Supporting Statement are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Commerce's intention to exclude the Proposal and Supporting Statement from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing them of Commerce's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. Commerce intends to begin distribution of its definitive 2002 Proxy Materials to shareholders on or after April 10, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Commerce files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(6), Commerce would lack the power or authority to implement the Proposal;

2. Rule 14a-8(i)(7), because the Proposal relates to Commerce's ordinary business operations; and

3. Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules.

We strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because Commerce Would Lack the Power or Authority to Implement the Proposal.

Under well-established and recently reaffirmed precedent, the Proposal may be omitted pursuant to Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Commerce lacks the power to implement the Proposal because Commerce's Board cannot guarantee the election of independent directors.

In order to implement the Proponent's Proposal, the Commerce Board would be required to ensure that enough directors satisfying the Proponent's definition of independence are elected to appropriately fill the specified committee. Because a board cannot ensure or require certain types of persons to be elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

For example, last year the Staff issued decisions in *Marriott International, Inc.* (avail. February 26, 2001) and *PG&E Corp.* (avail. January 22, 2001) supporting our view that Commerce may exclude the Proposal. In *Marriott* the Staff stated that it would not recommend enforcement action if Marriott excluded from its proxy statement *the same shareholder proposal by the same proponent*, the Carpenters Combined Benefits Funds of Massachusetts (the "Marriott Proposal"). In *PG&E*, the Staff stated that it would not recommend enforcement action if PG&E excluded from its proxy statement a shareholder proposal recommending a "bylaw that Independent Directors are appointed for all future openings on Key Board Committees' (the "PG&E Proposal"). The PG&E Proposal defined "Key Board Committees" as the Audit, Nominating and Compensation Committees and included a definition of "independent." In addition, in recent years the Boeing Company received two proposals which provided that directors on key board committees meet a specified definition of independence. In each of those cases, the Staff concurred that the proposals could be excluded under Rule 14a8(i)(6) and stated, "In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." *Boeing Co.* (avail. February 22, 1999) and *Boeing Co. (Klein)* (avail. March 6, 2000) (emphasis supplied) ("Boeing Proposal" together with Marriott Proposal and PG&E Proposal, the "Recent Proposals").

The Staff's decisions in the Recent Proposals supports our view the Commerce may exclude the Proposal because of the substantial similarities between the Proposal and the Recent Proposals. The Recent Proposals and the Proposal attempt to mandate that the composition of the board or committees of the board consist of directors with certain qualifications. Just as with the Recent Proposals, the Proposal would require that only "independent" directors (as defined in the Proposal) serve on Commerce's Compensation Committee.

The Staff's position in the Recent Proposals continues the Staff's long-standing precedent of permitting companies to exclude shareholder proposals prescribing qualifications for board members or board committees on the basis that companies cannot insure that the standards will be satisfied. The Staff's statements in the Recent Proposals are consistent with a long-standing line of Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and concurring that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. *See also, Marriott International Inc. (Recon.)* (avail. March 9, 2001) and *Boeing Co. (Recon.)* (avail. August 18, 1999) where the Commission refused to review the Staff's no-action position taken in the February 26, 2002 letter to Marriott and the February 22, 1999 letter to Boeing respectively); *Ameritech Corp.* (avail. December 29, 1994); *US. West, Inc.* (avail. December 22, 1993) and *American Telephone & Telegraph Co.* (avail. December 13, 1985).

The Proposal is substantially identical to those cited above; the Proponent's Proposal expressly request Commerce's board to ensure that the specified committees are composed entirely of independent directors. In order to implement the Proposal, the board would have to ensure or require that directors who satisfy specified criteria be elected. As discussed below, this is a matter which under New Jersey law is within the power of stockholders and beyond the board's power or authority to implement.

Commerce is a New Jersey Corporation, governed by the New Jersey General Corporation Law ("NJGCL"). Pursuant to NJGCL Sections 14A:5-1 *et. seq.* and Section 14A:6-3 and Commerce's certificate of incorporation and bylaws, the company's directors are elected by the company's shareholders[1] NJGCL Sections 14A:5.1 *et. seq.* and Section 14A:6-3 and Commerce's certificate of incorporation and bylaws also provide that Commerce's Board of Directors may delegate its power and authority with regard to certain aspects of the company's business to committees comprised of one or more directors. Thus, only Commerce's shareholders may determine who is to serve as a director, and only directors may serve on committees of the board. Because the Board does not control who is elected as a director, it is not within the power of Commerce's Board to guarantee or enforce the election of any particular person or type of person as a director at the company's annual meetings, much less require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a specified percentage of the board or to appropriately fill specified committees.

In sum, the Proposal can properly be excluded pursuant to Rule 14a-8(i)(6).

2. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Relates to Commerce's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it affects Commerce's contributions to specific charitable organizations and "micro-manages" Commerce's business functions and matters which relate to Commerce's "ordinary business operations."

A. The Proposal Would Prohibit Commerce from Supporting Certain Non-Profit Organizations and Thereby Impact Ordinary Business Matters.

The Proposal impacts Commerce's ability to choose the non-profit organizations to which it contributes, and are therefore excludable under Rule 14a-8(i)(7). The Proponent's definition of independence precludes a director from being independent if "he or she is currently or during the past five years has been ...[e]mployed by a tax-exempt organization that receives significant contributions from [Commerce]." Thus, if implemented, the Proposal would restrict Commerce from making contributions to non-profit organizations that employ one of its directors. The Proposal would also effect Commerce's contributions to non-profit organizations whose employees may include future nominees.

The Staff has consistently concurred that the selection of specific charitable or non-profit organizations to which a company contributes is a day-to-day activity conducted in the ordinary course of business. For example, in *Pacific Gas and Electric Company* (avail. January 22, 1997), the Staff concurred that the company could exclude a proposal that criticized contributions to the Mexican American Legal Defense and Education Fund and would require the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." In concurring that the

[1] Although vacancies on the board may be filled by appointment, even those positions are subject to election by a vote of stockholders after the appointee's initial term expires.

proposal could be excluded, the Staff stated, "There appears to be some basis for your view that the proposal relates to the conduct of ordinary business and therefore may be excludable under Rule 14a-8(c)(7) (i.e., contributions to specific types of organizations.)" *See also, Minnesota Mining and Manufacturing Co.* (avail. January 3, 1996) (exclusion of proposal requesting company to make charitable or political contributions to organizations or campaigns promoting certain causes) and *Wells Fargo & Company* (avail. January 16, 1993) (exclusion of proposal for company to rescind action supporting the United Way).

Under the Proposal, Commerce would not be able to make contributions to an entity that employed one of its directors, because the contribution would disqualify the director from being "independent." The Staff has previously concurred that stockholder proposals which address a laundry list of activities are excludable if one of the actives affected by the proposal involves the company's ordinary business operations. For example, in *Chrysler Corporation* (avail. March 18, 1998), the Staff concurred that a proposal requesting that the company review and report on a code of conduct could be excluded because one aspect of the conduct review related to ordinary business matters. There, the Staff stated, "The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 3 of the resolution [involving employment practices] relates to ordinary business matters.. ." The Proposal, as with the proposal in *Chrysler Corporation*, would require the company to monitor a specific aspect of its ordinary business operations (its charitable and non-profit giving and support program) and goes beyond the proposal in *Chrysler Corporation* by imposing a substantive consequence on such operations the disqualification of directors from board committee membership from counting as an "independent" director in determining the composition of the board). Therefore, the Proposal is excludable because certain maters contained in the Proposal relate to Commerce's ordinary business operations. *See also, Z-Seven Fund, Inc.*, (avail. November 3, 1999); *Warnaco Group, Inc.*, (avail. March 12, 1999). Moreover, the Staff has consistently stated its position not to permit revisions to shareholder proposals under the ordinary business exception. *See, e.g. Z-Seven Fund, Inc.*, (avail. November 3, 1999); *Chrysler Corporation* (avail. March 1, 1998). Accordingly, the Proposal is excludable from Commerce's 2002 Proxy Materials under Rule 14a-8(i)(7).

B. The Definition of "Independence" Micro-Manages Commerce's Operations under the "Ordinary Business" Rule Analysis.

A proposal may be omitted under rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." As explained by the SEC recently, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the

> management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (May 21, 1998).

While Commerce agrees that the issue of having independent directors on certain board committees reflects a significant corporate governance policy issue, Commerce believes that the determination of what constitutes an appropriate standard of independence is a matter that is fundamental to the board's ability to function effectively and to manage numerous complex considerations that the board is in a more appropriate position to evaluate than shareholders as a group. As such, the seven-prong definition of independence contained in the Proposal is exactly the type of effort to "micro-manage" the company with "intricate details" addressed by the SEC in the 1998 Release.

A public company's board and board committees are subject to numerous overlapping regulatory schemes that require numerous directors to satisfy various standards of independence. In order to maintain eligibility for its stock to be traded on the New York Stock Exchange, a board endeavors to have an audit committee composed of at least three directors who satisfy the definition of independence set forth in the Exchange's listing standards. Directors are also subject to SEC-prescribed definitions of independence with respect to a company's auditing firm in order to maintain the independence of the company's auditors. One manner in which a company may exempt stock-based compensation awards from Exchange Act Section 16(b) is to maintain a board compensation committee comprised of at least two directors who satisfy Rule 16b-3's definition of "outside director," and to maintain the deductibility of executive compensation payments, a board compensation committee must be comprised of at least two directors who satisfy the definition of "non-employee director" set forth in Section 162(m) of the Tax Code. In addition, many institutional stockholders have adopted definitions of independence by which they judge corporate boards, and corporations often evaluate and seek to satisfy certain of these definitions.[2] Finally, because a board cannot ensure or require that directors meeting specified criteria are elected, the board has to carefully evaluate which standards it desires to, and is able, to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; instead, it requires careful board evaluation and assessment to ensure that the board can function on a day-to-day basis and satisfy regulatory objectives.

Both the New York Stock Exchange and the SEC itself recognized the role of a company's board in evaluating independence in the context of recently approved NYSE audit committee independence standards. There, instead of adopting a "bright line" definition of independence with respect to business dealings between companies and directors, as some had encouraged, the Exchange adopted, and the SEC approved, the use of a subjective standard which allows for the board consideration of whether a particular business relationship interferes with the director's exercise of independent judgment.[3] The SEC also recognized the need to permit flexibility in the application of objective standards for determining independence, stating that the NYSE rule permitting a board to appoint one non-independent director to its audit committee "adequately balances the need for objective independent directors with the company's need for flexibility in exceptional and unusual circumstances."[4] As reflected by the myriad regulatory standards for independence that companies must address, we believe the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue of the extent to which a board (or certain committees of a board) should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function. Thus, although part of the Proposal may address a policy matter that is outside the scope of ordinary business, the Proposal is excludable under Rule 14a-8(i)(7) because the definition of "independent" contained in the Proposal raises ordinary business matters. *See, Z-Seven Fund, Inc.,* (avail. November 3, 1999) (although proposal relating to adoption and implementation of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

---

[2] For example, the California Public Employee's Retirement System, the Council of Institutional Investors and Teachers Insurance and Annuity Association – College Retirement Equities Fund each have adopted different standards for determining directors' independence.

[3] NYSE Rule 303.01(B)(3)(b) provides, "A director..., who has a direct business relationship with the company may serve on the audit committee only if the company's board of directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment." *See,* Exchange Act Release No. 42,233 (Dec. 14, 1999).

[4] Exchange Act Release No. 42,233, text following note 45.

3. The Proposal May be Excluded under Rule 14a-8(i)(3) Because the Proposal is Vague, Rendering it Misleading in Violation of the Proxy Rules.

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992) (proposal that committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion).

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. December 27, 1988). *In Jos. Schlitz Brewing Co.* (avail. March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's board of directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that" each stockholder is likely to have a different idea as to what type of programming they would be asking the [c]orporation not to advertise on when voting on the [p]roposal," with the result that "any resultant action by the [c]ompany would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the *Schlitz* and *Hershey* proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. In particular, the Proposal requires the presence of independent directors on Commerce's Board Compensation Committee, but contains no guidelines as to who constitutes a "significant" customer or supplier or when contributions to tax-exempt organizations by Commerce will be deemed "significant."

Because the Proposal uses broad and ambiguous terms, Commerce's shareholders are being asked to approve a proposal that essentially provides no guidelines as to what steps Commerce is expected to take. If Commerce sought to implement the Proposal, Commerce would be left with no indication as to when and under what standard it might be able to accept members of the Board of Directors. Moreover, any resultant action by Commerce would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposal.

In sum, the Proposal is so vague and indefinite that neither Commerce's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposal can properly be excluded pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me collect at (215) 569-5549 if I can be of any further assistance in this matter.

Very truly yours,

LAWRENCE R. WISEMAN

LRW/bkk
Enclosure
cc: C. Edward Jordan, Jr.
Edward J. Durkin
Carpenters Combined Benefits Funds of Massachusetts

Exhibit A

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

December 10, 2001

[SENT VIA FACSIMILE 856-751-1147]

C. Edward Jordan, Jr.
Corporate Secretary
Commerce Bancorp
Commerce Atrium
1701 Route 70 East
Cherry Hill, NJ 08034

Re: Shareholder Proposal

Dear Mr. Jordan:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Commerce Bancorp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the establishment of an independent Board of Directors Compensation Committee. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Independent Compensation Committee Proposal

Resolved, that the shareholders of Commerce Bancorp, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Compensation Committee Policy that provides for a transition to a Compensation Committee composed entirely of independent directors as Compensation Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The role of a board of director's executive compensation committee is critically important to the long-term success of the corporation. The executive compensation committee establishes compensation policies and practices that focus senior management on the development and implementation of corporate strategies designed to maximize long-term corporate value.

Unfortunately, in recent years corporate executive compensation practices and policies have drawn considerable public and shareholder attention for all the wrong reasons. Excessive executive compensation levels highlight the tendency of most compensation programs to provide handsome rewards for ordinary or less then ordinary performance. Current executive compensation plans often present a system of pay for performance, but they lack challenging performance benchmarks by which executives' performance can be judged.

In order to ensure the integrity of the executive compensation process and the effectiveness of a corporation's executive compensation policies and practices, the Board's Executive Compensation Committee should be composed entirely of directors independent of management. The definition of "independent" director advanced in this resolution will ensure a transition to an Executive Compensation Committee that is completely independent of management and best able to undertake its responsibilities to develop fair and understandable compensation policies and practices that focus management on achieving long-term corporate success.

At present, the Company's Personnel Committee performs the functions of an Executive Compensation Committee. Two of the Committee's three members do not meet the "independent" director standard outlined in the resolution. Mr. Morton Kerr is the Chairman of Markeim-Chalmers, Inc. which in 2000 received $202,000 in fees for real estate related services, primarily real estate appraisals. Mr. Jack Bershad is a member of a law firm which the Company and its subsidiaries have retained during the Company's last fiscal year and which the Company and its subsidiaries intend to retain during its current fiscal year. The Company leases land to a limited partnership partially comprised of several directors of the Company, including Mr. Bershad.

We urge your support for this important corporate governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Commerce Bancorp, Inc.
Incoming letter dated January 4, 2002

The proposal requests that Commerce adopt a policy to transition to a compensation committee composed entirely of independent directors as openings occur.

We are unable to concur in your view that Commerce may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Commerce may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Commerce may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Commerce may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Commerce may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Commerce may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor